DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

JASON C. HARMON jason.harmon@dlapiper.com T 410.580.4170 F 410.580.3170

November 19, 2015

via EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. – Mail Stop 3720

Washington, D.C. 20549

Attention:                 Larry Spirgel

Re:                             Laureate Education, Inc.
Registration Statement on Form S-1
Filed October 2, 2015
File No. 333-207243

Ladies and Gentlemen:

This letter is provided on behalf of our client, Laureate Education, Inc. (the “Company”), in response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Larry Spirgel dated October 29, 2015 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 2, 2015. In response to the Staff’s comments, we are filing today via EDGAR, Amendment No. 1 to the Form S-1 (“Amendment No. 1”), which also includes interim financial statements and other information for the nine months ended September 30, 2015.  An electronic version of Amendment No. 1 has been submitted concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

For your convenience, your comments have been reproduced in bold below, together with the Company’s responses. Defined terms used herein shall have the meaning specified in the Registration Statement.

General

1.                                      As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no objections.

Response:

Prior to effectiveness, the Company will provide the Staff with a copy of the letter from FINRA or arrange to have FINRA call the Staff informing the Staff that FINRA has completed its review of the underwriting arrangements for the offering and has no objections.

2.                                      Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company advises the Staff that there have been no written communications as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), presented to potential investors. We also note for the Staff that the Company is not an “emerging growth company” and as a result, not subject to Section 5(d) of the Securities Act.

3.                                      We note reference to third party information throughout the Prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Response:

We have supplementally provided to the Staff under separate cover copies of the relevant portions of all third-party sources cited in Amendment No. 1, along with cross references showing the statements and underlying support.

4.             Please provide the basis for which you are the “global leader in higher education.”

Response:

We have supplementally provided to the Staff under separate cover the basis for the statement that the Company is the global leader in higher education.

5.                                      Please balance your prominent disclosure of revenues, operating income and Adjusted EBITDA with your net losses to date.

Response:

The Company has revised the disclosure in response to the Staff’s comment throughout Amendment No. 1.

6.                                      We note your statement that Laureate Education will be the first publicly traded

Public Benefit Corporation. As this is a new type of corporation with which investors may not be familiar, please expand your prospectus disclosure to explain how an investment in a public benefit corporation differs from an investment in an entity that does not have that status. Possible areas of disclosure might include the rights of shareholders in a public benefit corporation, dividends and distributions to shareholders, duties and obligations of directors and potential anti-takeover effects and considerations in a sale of the company.

In addition, please describe, if material, how the actions you plan to take to achieve your public benefit goals and the B Lab certification could be reasonably expected to affect the financial interests of your stockholders. If you do not believe there will be a material impact, please disclose that belief.

Response:

The Company has revised the disclosure on pages 14 and 281 — 282 of Amendment No. 1 in response to the Staff’s comment.

7.                                      Please disclose your anticipated timing for seeking B Lab certification and describe the specific objective and subjective criteria that constitute the “rigorous standards of social and environmental performance, accountability and transparency...” that are involved in the certification process.

Response:

The Company advises the Staff that the certification process with B Lab is ongoing and that it expects to be certified before it commences the roadshow in connection with the offering. The Company will revise the disclosure with respect to the B Lab certification in a subsequent amendment to the Registration Statement once it has been received. The Company notes for the Staff that it included the term “rigorous” in its description of B Lab’s certification standards to be consistent with the description publicly used by B Lab. See https://www.bcorporation.net/what-are-b-corps/about-b-lab. The Company has deleted references to the term “rigorous” in response to the Staff’s comment and believes the existing disclosure adequately describes B Lab’s certification standards.

8.                                      Please discuss how your dual common stock structure will impact your Public Benefit Corporation certification.

Response:

The Company has already become a Public Benefit Corporation in Delaware and such status will be unaffected by the adoption of a dual class structure. In addition, the Company does not believe, based on progress to date, that the adoption of a dual class structure will affect the certification process with B Lab.

Laureate by the Numbers

9.                                      We refer to your presentation of Adjusted EBITDA in the graphics at the beginning of your registration statement. Please revise to balance the presentation of this non-GAAP profitability measure with the most comparable GAAP measure, which in this case appears to be Net Loss, and provide a cross-reference to related reconciliation presented on page 21 and/or 83. Further your graphics appear to put undue prominence on select portions of your operations. Please revise your graphics accordingly. You may wish to refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response:

The Company has revised the graphics to delete references to Adjusted EBITDA in response to the Staff’s comment, and as a result, the Company does not believe the graphics put undue prominence on portions of its operations.

Industry and Market Data, page ii

10.                               We note that you commissioned studies by Millward Brown and TNS that are included in this registration statement. Please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

Response:

The Company notes for the Staff that the Millward Brown and TNS studies were prepared as part of the Company’s periodic internal evaluation of its institutions and not in connection with, or in contemplation of, the initial public offering and the Company has not included the full studies in the Registration Statement. As a result, the Company does not believe that Millward Brown and TNS are “experts” for which consents are required to be filed pursuant to Rule 436 of the Securities Act. The Company has received the consent of both parties to reference their respective firms in the Registration Statement. The Company has supplementally provided a copy of the studies and the consents under separate cover.

Letter From Doug Becker, page iii

11.                               We note your statement that “tuition typically is far below the actual per-student cost to society of public institutions, which are heavily subsidized by government.” Please supplementally provide us with your basis for this statement.

Response:

We have supplementally provided to the Staff under separate cover the basis for the statement identified by the Staff.

Prospectus Summary
Our Business, page 1

12.                               Please expand your disclosure here and in your business section to discuss the development of your business. Specifically, please add disclosure about your company prior to its publicly traded status. Additionally, please revise your disclosure on page 294 that prior to this offering there has not been any public market for your capital stock.

Response:

The Company has revised the disclosure on pages 13 and 14, as well as pages 170 — 171 and 297 of Amendment No. 1 in response to the Staff’s comment.

Attractive Financial Model, page 9

13.                               We refer to your presentation of Adjusted EBITDA, a non-GAAP measure. Please revise to also disclose the most comparable GAAP profitability measure, which in this case appears to be Net Loss, and provide a cross-reference to the related reconciliation presented on page 21 and/or 83.

Response:

The Company has revised the disclosure on pages 9 and 166 of Amendment No. 1 in response to the Staff’s comment.

Our History and Sponsor, page 13

14.                               Please disclose the amount of your outstanding debt, including the amount attributable to the acquisition of the company by Wengen Investors in 2007. Please include the percentage of 2014 cash flow used to service your debt.

Response:

The Company notes for the Staff that the total amount of outstanding debt is disclosed on page 22 of Amendment No. 1. The Company has revised the disclosure on pages 13 and 170 of Amendment No. 1 to disclose the amount of debt incurred in connection with the 2007 merger. The Company has also included disclosure in the risk factor on page 64  to disclose the percentage of net cash provided by operating activities of continuing operations that were used for cash interest payments in 2014 and has cross-referenced this risk factor on pages 13 and 170 of Amendment No. 1. The Company believes this is the most appropriate measurement of the percentage of cash flows used to service debt in 2014.

The Offering, page 16

15.                               Please separately quantify the amount of offering proceeds to be received by Wengen Investors from the company in connection with this offering.

Response:

The Company notes for the Staff that none of the offering proceeds will be received by any of the Company’s investors, including the Wengen Investors. Please also see our response to comment number 18

Risk Factors, page 23

16.                               Please revise your individual risk factors and other relevant disclosure to make it clear the company has yet to attain profitability. For example, we note many risk factors state the risk could “materially adversely affect [y]our growth and profitability.” Further, we note risk factors that discuss operating profit and risks that may cause profitability to decline from current levels.

Response:

The Company has revised the disclosure throughout the “Risk Factors” section of Amendment No. 1 in response to the Staff’s comment.

Our status as a public benefit corporation..., page 64

17.                               Please disclose the “rigorous standards of social and environmental performance, accountability and transparency” with which you must comply as part of the B Lab’s standard.

Response:

The Company has deleted references to the term “rigorous” on page 67 of Amendment No. 1 in response to the Staff’s comment. Please also see our response to comment number 7.

Use of Proceeds, page 74

18.                               We note you plan to use part of the proceeds from this offering to repay indebtedness. Please expand your disclosure to include a discussion of the interest rate and maturity of such indebtedness.

Response:

The Company advises the Staff that it expects to finalize the amount of proceeds from the offering that will be used to repay indebtedness, as well as the specific indebtedness to be repaid, prior to printing any preliminary prospectus. At such time, the Company will revise the Registration Statement to indicate the indebtedness to be repaid with the proceeds of the offering and the interest rate and maturity of such indebtedness.

Selected Historical Consolidated Financial and Other Data, page 83

19.                               We note that you reconcile Adjusted EBITDA to Operating Income. Please note that non-GAAP measures should be reconciled to the most comparable GAAP measure, which in this case appears to be Net Loss. Refer to Question 103.02 outlined in the Division of Corporation Finance´s Compliance and Disclosure Interpretations

regarding Non-GAAP measures maintained on the Commission´s website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm and revise accordingly here, and throughout the filing where this measure is disclosed.

Response:

The Company has revised the disclosure on page 86 and throughout Amendment No. 1 in response to the Staff’s comment.

Liquidity and Capital Resources
Indefinite Reinvestment of Foreign Earnings, page 125

20.                               We note from your disclosure that you earn a significant portion of your income from subsidiaries located in countries outside the United States and that as part of your business strategies, you have determined that “certain earnings” from your foreign operations will be deemed indefinitely reinvested in the foreign subsidiary location in which the earnings are generated. Please revise to clarify if you have determined that “certain” foreign earnings or “all” foreign earnings have been deemed to be permanently reinvested.

Response:

The Company has revised the disclosure on page 129 of Amendment No. 1 in response to the Staff’s comment.

21.                               We note from your risk factor disclosures on page 63 that you rely upon dividends, distributions and other payments, advances and transfers of funds from your operating subsidiaries to meet your debt service and other obligations. Considering that a significant portion of your income is generated from subsidiaries located in countries outside of the United States, please expand your liquidity discussion to explain in more detail the processes in place that allow you to meet your cash obligations without having to repatriate your foreign earnings.

Response:

The Company has revised the disclosure on pages 66 and 129 of Amendment No. 1 in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Goodwill and Indefinite-lived Intangible Assets, page 144

22.                               We note that goodwill represents more than 25% of total assets as of June 30, 2015 and December 31, 2014. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•                  percentage by which fair value exceeded carrying value as of the most recent step-one test;

•                  amount of goodwill allocated to the unit;

•                  description of the methodology used to determine fair value;

•                  description of key assumptions used and how the key assumptions were determined; and

•                  discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Response:

The Company has revised the disclosure on pages 148 and 149 of Amendment No. 1 in response to the Staff’s comment. The Company does not believe that any of its reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.

Legal Proceedings, page 189

23.                               Please expand your disclosure to disclose to include all information required by Item 103. For example, please disclose the date the suit was instituted and the relief being sought.

Response:

The Company has revised the disclosure on pages 194 and 195 of Amendment No. 1 in response to the Staff’s comment.

Note 3. Summary of Significant Accounting Policies
Accounts and Notes Receivable, page F-27

24.                               We note that receivables deemed to be uncollectible are written off against the Allowance for Doubtful Accounts. Please revise to clarify the point at which receivables are deemed to be uncollectible. Refer to paragraph 4A of ASC 310-10-50.

Response:

The Company has revised the disclosure on page F-27 of Amendment No. 1 in response to the Staff’s comment.

Other Intangible Assets, page F-30

25.                               We note that other intangible assets include indefinite-lived trade names and accreditations. Please tell us in detail how you concluded that each of these intangible assets should have indefinite lives pursuant to the guidance in paragraphs 1-5 of ASC 350-30-35. To help us evaluate your response please provide us with the following information for each country where the majority of your institutions and/or accreditations are located:

•                  details about the accreditation process including what you need to do to keep your accreditation in place and the costs involved;

•                  major differences between the accreditation assets of different countries where they are located;

•                  details about the reaccreditation process in the event any of your institutions fail to maintain accreditation, including costs involved;

•                  terms of the accreditation and the renewal process with the various accreditation organizations; and

•                  tell us how you concluded that your accreditations would be renewed without material modifications of existing terms.

Response:

The Company considers “Tradenames and accreditations” to be a single intangible asset instead of two separate intangible assets.

The Company has historically described its intangible assets as “Tradenames and accreditations” because it recognized the interconnectivity and the inseparability of their values.  Accreditations support the marketability of the degrees and programs that the Company’s institutions offer and, therefore, are an integral part of the Company’s institutions’ reputations and brand names.  Their values are closely interwoven.  At the time of acquisition, the Company estimates the fair value of the trade names under the assumption that such trade names will continue to be associated with an accredited institution. As mentioned in the Registration Statement, until 2007, Laureate was an SEC registrant which valued and presented trade names and accreditations as a single asset. The Company has continued to employ the same valuation approach and accounting treatment for Tradenames and accreditations consistently since that period.

The Company considered the guidance in ASC 805-20-25-10 as to whether accreditations could meet either the separability or the contractual-legal criterion in order to be recognized as an identifiable intangible asset.  The Company concluded that although accreditations could meet the contractual-legal criterion, recognizing them as a separate identifiable intangible would not be meaningful as (1) the Company believes that both trade names and accreditations have a similar life (i.e., an indefinite life), (2) the Company’s marketing and branding strategy utilizes the Company’s trade names and its accreditation status, collectively and (3) the Company would be required to sell both trade names and accreditations to a single buyer to achieve the highest sale price, and allow the buyer to produce a product or service indistinguishable from that produced by the Company. In addition, the Company notes that licensing data on royalty rates typically presume inclusion of accreditation or other recognized charters within the licensing rate.  Given all of this, the Company views the trade name asset as inclusive of the accreditations in place. Such conclusion is supported by the Company’s experience in Chile, where the loss of the institutional accreditation of UDLA Chile resulted in a significant impairment of the value of the Tradenames and accreditations at that institution.

The Company concluded that its “Tradenames and accreditations” asset is an indefinite-lived intangible asset in accordance with the guidance in ASC 350-30-35-1 through ASC 350-30-35-5.  This conclusion is supported by several factors.  There are no legal, regulatory, contractual, competitive, economic, or other factors that limit its useful life. The Company has the ability to renew trade names and accreditations.  The process of renewing trade names and accreditations is relatively routine and involves insignificant administrative costs. The Company’s cost to maintain its tradenames and accreditations are nominal. There is no foreseeable limit on the period of time which the Company’s trade names and accreditations are expected to contribute to the cash flows of its institutions. The Company intends to renew its trade names and accreditations indefinitely, and its overall historical experience supports the Company’s ability to do so.  With regard to trade names, the Company considers the process to renew tradenames perfunctory and has been successful in renewing all its tradenames.  With regard to accreditations, the Company has 88 licensed institutions with over 2,500 programs many of which require various institutional and programmatic accreditations. Since 2007, the Company maintained all key institutional or programmatic level accreditations with the exception of UDLA Chile. Despite the loss of UDLA Chile’s accreditation, the Company continues to believe that its accreditations are indefinite-lived based on the Company’s historical success in maintaining its significant portfolio of accreditations in Chile and throughout the rest of the world.  Lastly, the Company believes its conclusion is further supported by the guidance illustrated in Example 4 of ASC 350-30-55-12.

With regard to your request for additional information about accreditation organizations and processes, the Company believes the discussion in the “Industry Regulation” section of the Registration Statement provides the Staff and investors with the information requested for the jurisdictions where the Company has material operations, which jurisdictions represent over 80% of the value of “Tradenames and accreditations” recognized.

26.                               We note your disclosure that the estimated fair value of both your acquired trade name and indefinite-lived accreditation assets were determined using the relief-from-royalty method. This valuation method is based on the premise that the only value that a purchaser of the assets receives is the exemption from paying a royalty for its use. It is unclear to us why you believe that this model is the most appropriate for determining the fair value of your accreditations. Please explain.

Response:

As detailed in the response to comment number 25 above, the Company applied the relief-from-royalty method to value its “Tradenames and accreditations” asset, and the Company does not separately value or recognize accreditations as an identifiable intangible asset.

Revenue Recognition, page F-31

27.                               We note that a significant percentage of the revenues of your U.S. institutions is and is expected to be derived from grants received from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder (“Title IV”). We understand that when a student, who has received Federal Student Aid, withdraws from the institution prior to completing a course or payment period, the institution may have a return to Title IV requirement. To help us better understand the relationship between Title IV rules and your revenue recognition policies, please provide us with the following information:

•                  tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses Title IV eligibility;

•                  tell us whether you continue recognizing revenue for the remainder of the term or program subsequent to the withdrawal date; and

•                  tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of Title IV financial aid eligibility.

Response:

The Company advises the Staff that revenues recognized for students that withdraw from a course or institution, or otherwise lose Title IV eligibility, which were not collected is estimated to be less than one percent of total Company revenues on an annual basis.  The Company’s historical collections experience with regard to the receivables related to these students once they withdraw is less than 20%. The Company reassesses collectability of the student’s unpaid portion of tuition and fees through its allowance for doubtful accounts process and records a related charge to bad debt expense based on its historical collections experience. The Company continues to record revenues related to withdrawn students after they have withdrawn irrespective of its collections experience. We have not historically adjusted revenue and bad debt expense for these withdrawn students since the number of withdrawn students is low and the related impact on revenue or bad debt expense to the Company’s U.S. or consolidated business for this population of students is not material. Further, the Company’s consolidated bad debt expense as a percentage of net revenue of its U.S.-

based operations for the year ended December 31, 2014 was 3.3 percent.

The Company’s revenue recognition policy for all students, including those receiving Title IV funds, is the same. The Company does not recognize revenue for students who enroll but never participate in a course. Tuition and other fees that are not subject to refunds are recognized ratably over the original period of instruction for all students. Upon withdrawal, the Company no longer has a legal performance obligation to the student and as a result, should have suspended revenue recognition related to these students as collectability is not reasonably assured.  As previously stated, revenue recorded for these students is immaterial to both the U.S. operations and the consolidated business of the Company.

28.                               Tell us whether, in countries outside of the United States, your students rely upon government-sponsored financing programs to fund their tuition. If so, please provide us with the following information:

•                  tell us how revenue is recognized for a particular course when a student withdraws from an institution before and after the institution’s refund period elapses;

•                  tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses the government-sponsored financing programs eligibility; and

•                  tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss financial aid eligibility.

Response:

The following discussion addresses the financing programs through which the Company generates material revenues.

CAE Program, Chile

A description of the overall plan and regulation related to the CAE program can be found on page 177 of the Registration Statement. The Company recognizes revenue from the CAE program net of an estimate for the Company’s guarantee liability under the program. This guarantee liability is disclosed on page F-90 of the Registration Statement.  The Company calculates its estimate of its guarantee liability using published data such as graduation rates and student default rates from Comision Ingresa, a government agency which administers the CAE program.

The Company’s tuition refund period in its accredited Chilean institutions participating in the CAE Program varies among the Company’s institutions.   For all institutions participating in the CAE Program, students are required to formally withdraw (i.e., officially communicating their withdrawal with the institution) from the institution in order to be entitled to receive a refund.  Generally, students are entitled to a full refund if they withdraw prior to the commencement of the academic year; a partial refund through a certain part of the academic term, as defined by each institution; and once the partial refund period has ended, refunds are not due to students.  Tuition and other fees that are not subject to refunds are recognized ratably over the original period of instruction for all students.

Before the academic year begins, the institution receives notification of the students’ acceptance into the CAE Program for the entire academic year.  Payments under the CAE program are received during the first semester.  Therefore, collectability of all CAE program students, including those that withdraw during the academic year, is reasonably assured.  If a CAE student withdraws, the institution returns the funds received under the CAE program in accordance with the institution’s refund policy.

The Company continues to record revenue relating to its withdrawn students after they have withdrawn irrespective of its collections experience. We have not historically adjusted revenue and bad debt expense for these withdrawn students since the number of withdrawn students is low and the related impact on revenue and bad debt expense for our Chilean or consolidated business for this population of students is not material.

Certain students may not finance their entire obligation to the institution with the CAE program.  Revenues recognized for all students that withdraw from a course or the institution, which was uncollected, is estimated to be less than one percent of total Company revenues on an annual basis.  The Company’s historical collections experience with regard to these students is less than 30%. The Company assesses collectability of the student’s tuition and fees through its allowance for doubtful accounts process and records a related charge to bad debt expense based on it’s historical collections. We do not reduce revenues to address collectability risk related to these students as the impact thereof is not material to its Chilean or consolidated business. The Company’s consolidated bad debt expense as a percentage of net revenue of its Chilean operations for the year ended December 31, 2014 was 3.7 percent.

FIES, Brazil

A description of the overall plan and regulation related to the FIES program can be found beginning on page 177 of the Registration Statement. With regard to students who participate in the FIES program, the Company recognizes FIES revenue net of amounts automatically withheld by the FIES program to cover the Company’s expected student loan default obligation. The amount withheld by the FIES program is between 1-6% depending upon whether the enrolled student must also participate in the government-mandated private guarantee fund.

FIES is billed in monthly installments, similar to the Company’s regular students.  The Company stops billing and recognizing revenue for FIES students upon the withdrawal of that student.  Similar to the Company’s non-FIES students in Brazil, it does not bill FIES or recognize revenue for the current monthly installment if a student withdraws before the 5th day of the month.  If they withdraw after the 5th day of the month, the Company bills FIES and recognizes revenue for the student for the current month which is its right under the student contract signed each semester by each student.

Payments under the FIES program are guaranteed by the Brazilian government.  Amounts under the FIES program do not become the student’s responsibility upon withdrawal.  All amounts owed for the FIES program related to revenues recorded for the year ended December 31, 2014 and all prior years have been paid in full.

29.                               We note that deferred revenue consists in part of unearned tuition recorded as accounts receivable after an academic session begins. Tell us why you believe it is appropriate to recognize a receivable prior to earning the tuition revenue and the deferred revenue prior to receiving the cash.

Response:

Generally, the Company bills students in advance of the academic session pursuant to contracts with those students.  However, the Company recognizes the invoiced amounts as accounts receivable only after the academic session starts, and the Company begins to deliver services as the Company believes the students have a contractual obligation to pay after the expiration of the refund period.  In certain countries, the Company invoices for an entire academic year in advance. In those instances, the Company only includes amounts in accounts receivable and deferred revenue for the current semester’s instruction and does not recognize accounts receivable for amounts invoiced for future semesters.

30.                               We refer to the table on page F-32 and specifically to “waivers” which are reflected as a deduction from gross revenue. Please tell us the nature of these “waivers” and how they are contemplated when evaluating the criterion for revenue recognition that collection is reasonably assured.

Response:

Similar to the concept of offering discounts and scholarships to reduce the cost of tuition, in certain instances, the Company has offered to waive certain student fees, such as enrollment fees. The Company has also updated its accounting policy disclosure on pages 93, 152 and F-32 of Amendment No. 1 on revenue recognition to include waivers.

Note 7. Business and Geographic Segment Information, page F-58

31.                               Please revise to reconcile the total of your reportable segments’ Adjusted EBITDA to Laureate’s consolidated (loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates. Refer to paragraph 30(b) of ASC 280-10-50.

Response:

The Company has revised the disclosure on pages F-61 and F-160 of Amendment No. 1 in response to the Staff’s comment.

Note 8. Goodwill and Other Intangible Assets, page F-64

32.                               Please revise to separately disclose the amounts associated with your trade names and accreditations.

Response:

As detailed in response to comment number 25, the Company has historically considered that “Tradenames and accreditations” to be a single asset and, accordingly, separate disclosure of amounts associated with trade names and accreditations is not appropriate.

33.                               Please provide us with a breakdown of your trade name and accreditation assets by country.

Response:

The Company has provided the requested information under separate cover as part of its submission of supplementary materials.

34.                               We note from your disclosures in note three of the financial statements that on January 22, 2014, you received final notification from the National Accreditation Commission that UDLA Chile’s institutional accreditation would not be renewed. Please tell us in more detail about the effect that the non-renewal has had and is expected to have on enrollment, student persistence, collectability of student receivables and your results of operations and related assets. Please explain the accreditation process to us and your basis for the assumption that UDLA Chile will be reaccredited in 2016. In this regard, tell us what factors you expect will persuade the National Accreditation Commission to reinstate UDLA Chile’s accreditation in 2016.

Response:

The impact of the loss of accreditation was unfavorable to UDLA Chile’s enrollments, revenues and profitability. We have supplementally provided to the Staff under separate cover a table that summarizes the percentage change of certain key items from the Company’s performance in 2013 prior to the loss of accreditation versus the outlook for 2014, 2015 and 2016, used to calculate the 2014 impairment loss recorded for UDLA Chile.

In regards to the Staff’s request to understand the process to obtain re-accreditation, and the Company’s belief that it will be successful is as follows:

The Chilean Accreditation Process has the following general steps:

(1)                     Preparation of the Institutional Self Assessment Report (ISAR).

(2)                     Filing of the ISAR with the National Accreditation Commission (CNA).

(3)                     Acceptance of the ISAR by the CNA.

(4)                     Proposal by the CNA to the institution of an External Peers Commission, and request by the CNA from a third-party consultant of a financial report on the institution based on the ISAR information.

(5)                     Institutional acceptance of the proposed External Peers Commission or rejection of one or more peers (up to 3 times).

(6)                     External Peers Commission visits the institution to validate the information contained in the ISAR. At that time, CNA will have already sent to the institution the financial assessment made by the third-party consultant.

(7)                     Oral exit report from the External Peers Commission at the end of the visit.

(8)                     External Peers Commission delivers to CNA the written report of the visit. CNA forwards it to the institution.

(9)                     Institution can make written comments on the External Peers Commission report.

(10)              CNA meets in a special session in which it receives an oral report from the President of the External Peers Commission. Then, based on the ISAR, the External Peers Commission report and the third-party consultant’s financial report, the CNA deliberates on the institutional accreditation.

As of this date, the UDLA Chile accreditation process is currently in step five (UDLA Chile has rejected one peer of the proposed Commission).

Although there can be no assurance that UDLA Chile will be reaccredited in 2016, the Company’s belief that reaccreditation will be granted is based on the following factors that the Company expects should persuade the CNA to reinstate UDLA Chile’s accreditation in 2016.

•                  The Company believes the UDLA Chile team has done a thorough and professional job, well-coordinated internally (Board, Rector and other authorities, faculty and external advisors).

•                  The Company believes that UDLA Chile has overcome the weaknesses detected in the previous unsuccessful reaccreditation process or has taken corrective measures to control those weaknesses within parameters acceptable to the CNA.

•                  UDLA Chile has reinforced its faculty within parameters acceptable to the CNA:

•                  UDLA Chile has reduced the students to full-time equivalent faculty ratio from 73 students per faculty member in 2013 to 44.7 students per faculty member in 2015.

•                  UDLA Chile has improved its key academic ratios:

•                  Timely graduation by cohorts has increased from 29% in 2013 to 36% in 2015.

•                  Retention of students in superior courses has increased from 82% in period 2009-2012 to 83% in period 2013-2014.

•                  UDLA Chile has had successful results in obtaining accreditations for various academic programs:

•                  The number of accredited programs has increased from 11 accredited programs covering 25.8% of total UDLA Chile students in 2013 to 15 accredited programs covering 45.9% of total UDLA Chile students in 2015.

•                  The number of years of accreditation granted per program has increased from an average of 3.6 years in 2013 to an average of 3.9 years in 2015.

•                  UDLA Chile has strengthened its educational model:

•                  In 2014, UDLA Chile strengthened its curriculum design, creating five instruments: (i) Graduate Profile for each program; (ii) Program Curriculum; (iii) a Matrix that shows how each program contributes to the Graduate Profile; (iv) Course Programs; and (v) the UDLA Chile Academic Credit System.  The UDLA Chile Academic Credit System is a new way of measuring the workload that a curricular activity will require from a student to achieve his desired learning outcomes.  Implementation of this system is intended to properly distribute the academic work of students in the different subjects that are part of a particular career curriculum.  By means of this system, UDLA Chile should be able to strengthen its curriculum design and guide decisions on matters such as determining the amount of time a curricular activity will demand, setting the maximum number of subjects a student can study in an academic year, facilitating the internal mobility of students between different programs, verifying compliance with quality standards, facilitating financial management of part-time programs, introducing flexible alternatives for academic, educational and administrative organization, and defining a framework that simplifies the processes for approval and recognition of courses.

UDLA Chile set up guidelines for the implementation of the educational model including four guidelines for curriculum design of study plans and three guidelines for teaching-learning and assessment methods and strategies.

Note 16. Income Taxes, page F-110

35.                               We note your disclosure for the years ended December 31, 2014, 2013 and 2012, that foreign income from continuing operations before income taxes was $83,760, $154,391 and $104,346, respectively. Please revise to disclose the amount of income (loss) before income tax expense (benefit) attributable to domestic operations as well. Please refer to Rule 4-08(h)(1) of Regulation S-X for guidance.

Response:

The Company has revised the disclosure on page F-110 of Amendment No. 1 in response to the Staff’s comment.

Item 17. Undertakings. Page II-11

36.                               Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

Response:

The Company has added the undertakings required by Item 512(a)(6) of Regulation S-K on page II-12 of Amendment No. 1 in response to the Staff’s comment.

*     *     *     *

In connection with responding to the Staff’s comments and the filing of Amendment No. 1, the Company has authorized us to acknowledge on its behalf that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter.  We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have.  Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon, Esq.
DLA Piper LLP (US)

cc:                                Robert W. Zentz, Esq.
Thomas J. Plotz, Esq.
Laureate Education, Inc.

Robert W. Smith, Jr., Esq.
DLA Piper LLP (US)

Gary Horowitz, Esq.

Joseph H. Kaufman, Esq.
Simpson Thacher & Bartlett LLP